Exhibit 99.1

Scorpio Tankers Inc. Announces Q3 Earnings Release Date and Conference Call Details
MONACO--(Marketwired - October 21, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it plans to issue its third quarter 2015 earnings before the market open on Wednesday, November 4, 2015 and will host a conference call later in the day at 10:00 AM Eastern Standard Time and 4:00 PM Central European Time (conference call details are set forth below).
Conference Call Details
Wednesday, November 4, 2015 10:00 AM, Eastern Standard Time and 4:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-289-0487 (U.S.) or 1-913-312-0979 (International). The conference participant passcode is 5765140. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=102925

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 80 product tankers (18 LR2, 15 Handymax, and 47 MR tankers) with an average age of 1.1 years and time or bareboat charters-in 13 product tankers (three LR2, two LR1, four MR and four Handymax tankers). The Company has contracted for eight newbuilding product tankers (four MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the four MRs are expected to be delivered throughout 2017. The Company has also reached an agreement to sell one of its Handymax product tankers, STI Highlander, which is expected to close by the end of October 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616